Filed by Chardan NexTech Acquisition 2 Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Chardan NexTech Acquisition 2 Corp.

Commission File No.: 001-40730

Dragonfly Raymond James Webinar

Pavel Molchanov:

Denis, for those of our listeners who are not familiar with the Dragonfly story, would you give a quick overview of the business and the history?

Denis Phares:

Yes. First of all, thank you so much for having us today. It's a real pleasure to be here. My name is Phares Ferris. I'm the chief executive officer of Dragonfly Energy. And Dragonfly Energy is a lithium battery technology company that is focused on energy storage. It's a little different than a lot of lithium focus companies, which tend to really focus on propulsion and electric vehicles. So we have developed technology specifically pertaining to the manufacturer of lithium ion battery cells. It's a chemistry agnostic, dry powder coding technology that is meant to reduce the manufacturing costs that over time we apply to the manufacturer of all solid state storage cells. Again, this is pretty unique because the focus of many solid state technology companies has been energy density and propulsion in electric vehicles. As we were developing this technology, we went to market very early with a line of battery packs that we assembled from cells that we purchased, conventional lithium iron phosphate cells. And we've been very successful over the last five, six years in gaining traction in many consumer storage markets, including RVs, boats and other off grid storage systems. As we move into this transaction now, we are raising capital for a number of reasons. First of all, our core business of battery pack assembly is really at an inflection point where we're moving from consumer storage to industrial storage, things like fleet vehicles, work trucks, material handling equipment, data centers, while at the same time, our cell manufacturing technology and the solid state technology we've been developing over the last decade is now ready for deployment in the form of a pilot line. So we are now in the midst of constructing a pilot line and expect to be producing all solid state storage pouch cells throughout 2023. So it's an exciting time for Dragonfly Energy. We feel that we are a unique technology company in both our focus and in the fact that we've demonstrated our ability to go to market and become a profitable company. So in many respects, we are at a very exciting inflection point. And I think that we're excited to be able to share our story at this point.

Pavel Molchanov:

All right. Thank you for that. So let's be very clear about what your battery does and does not do. So explain the difference between mode of power and power storage, because it sounds like there are similar concepts, but they are completely different purposes inside of a vehicle. So just clarify that point.

Denis Phares:

Sure. Well, you're right that they're very similar because they both actually store power and deliver power. But if you are interested in propulsion and motive power, there are a couple parameters that are critical to a good performing propulsion battery. The first is energy density. You need to pack as much energy and power in as small space and as light a weight as you can in order to be able to basically drive many miles on a charge. Secondly is charge time. You need to be able to charge the battery very rapidly because ultimately you are competing with filling a gas tank, which can be done in minutes. Now let's look at what are the important parameters for a storage battery. The first and most important parameter here is levelized cost. That is the cost of the storage over the lifetime of the battery, which means we're looking at low manufacturing costs amortized over many, many thousands of cycles, charge and discharge cycles, because ultimately we're competing against the cost of generating electricity from burning fossil fuels. And the other very important metric for us for our markets is non-flammability. So right now we use the safest possible chemistry out there, which is lithium iron phosphate. But as we move to larger, more widely distributed storage installations, we're applying solid state technology in order to remove any type of flammability that the battery could have that could create liabilities.

Pavel Molchanov:

Okay, that's clear. So when we think about the big suppliers of lithium ion batteries that we're all familiar with like Panasonic, LG, Tesla, you're not competing with them, correct?

Denis Phares:

They tend to focus more on propulsion. They do have storage solutions, Tesla's and LG's storage solutions tend to focus more on emergency backup or peak shaving. What we are really focused on is deep cycle storage. That is a battery that cycles completely every day. That's the battery that we believe will allow for the more widespread in corporation of solar and wind onto the electric grid. And so it is a fundamentally different concept. So in the long run, we do not believe that these are competing companies and in our current markets right now, we are pretty unique in our focus on consumer storage. We're basically making batteries that replace lead acid batteries as deep cycle storage options. And that is not something that LG or Panasonic or Tesla are focused on.

Pavel Molchanov:

Okay. So your strategy is to displace lead acid batteries. And this is the old school model of power storage that's been around for probably a hundred years in some cases. What is the downside continuing to use lead acid?

Denis Phares:

Well, the most obvious downside is that lead is toxic. Lead pollution is a global problem. So that is something that we are excited to contribute to eliminating. At the same time, when you look at the consumer level lead asset batteries tend to be a pain point for many RV owners, for many boat owners, they tend to be very heavy. They're not that reliable. They've got a high internal impedance. So in many metrics, lithium ion battery alternative actually outperforms a lead acid battery for storage. And that includes cost when you look at the levelized cost over the period of ownership of the battery.

Pavel Molchanov:

Yeah. Okay, so the toxicity point makes sense. Can we zoom in a little bit on the economics, so let's take an RV as an example, because I know that this is an important part of your revenue mix. What does a lithium ion storage system do in an RV that a lead acid battery cannot do?

Denis Phares:

Well, first of all, it's completely changed RV as an activity because historically folks are used to maybe powering their lights off of their lead asset batteries, driving to a campsite and plugging in. And once they plugged in, they can power their appliances, their coffee makers, their air conditioners, et cetera. The ability to switch over from lead acid to lithium provides the opportunity to power the entire RV, the inverters for AC power, the air conditioners, the coffee makers, induction cook tops, all off grid off of the batteries. And the batteries can be charged so much faster than it actually makes sense to put solar panels on the roof because throughout the day, as the sun is shining, all of that energy can be very efficiently stored in lithium ion batteries. So from a pure performance standpoint, it's enhanced the whole RVing experience. Now from an economic standpoint, lithium ion batteries tend to be more expensive upfront, probably a little less than double the price, apples to apples, of the equivalent lead acid battery. However, in terms of cycle life, they'll last roughly 10 times as long. So we're looking at something on the order of 7 to 10, roughly one-fifth the cost over the cost of the lifetime of the battery. So the economics make sense, the performance is far superior, and that's what has allowed us to gain a significant amount of traction in these consumer markets.

Pavel Molchanov:

Okay. So today you're selling to RVs, which we talked about the marine market, and you're also serving solar PV systems that are not directly connected to the grid. What's the next step? What are the verticals that you want to penetrate that you have not historically been selling to?

Denis Phares:

There's a lot of them, actually. The lead acid battery replacement market is enormous. And there's a lot of adjacent markets to us now that are currently dominated by the lead acid incumbent. And these include things like data centers, emergency vehicles, and work trucks and backup power, material handling equipment, forklifts. Deep cycle lead acid batteries have been ubiquitous globally, and the opportunity to displace is enormous for us. And we have a track record of doing it in RVs, especially, and to a lesser extent in Marine and to some off-grid solar projects. But the next step for us is to move into more of these industrial-type applications where we're working with fleets of work trucks and material handling equipment, data centers. So, that's where we're headed in the near-term.

Pavel Molchanov:

Okay. And I know that you also have a solid state product that is pre-commercial. And there are a lot of companies, including some of the big battery players that we mentioned, that also have a solid state solution in development. Let me first kind of zoom out. What's your perspective on the pace at which solid state can be commercialized? In other words, how many years away is the automotive industry from being able to access solid state batteries on a meaningful scale?

Denis Phares:

That's not a question that I'm prepared to answer because we are not intent on making automotive solid state batteries. As I mentioned before, that's kind of a different animal. Automotive solid-state batteries require a much higher ionic conductivity for the purpose of being able to charge very fast, deliver a very high power. At the same time, the focus of solid state for automotive-type batteries is energy density, and solid state has the potential to allow for a lithium metal anode, which is about as an energy dense batteries you can make is one with a lithium metal anode. And the solid state electrolyte, in that case, is critical to blocking the formation of dendrites, which could ultimately short the battery out. So the commercialization of that type of battery is not something we are concerned with. Our focus has always been a process for manufacturing electrodes and layers in a lithium ion battery. And one of these layers could be a solid state composite that is a mixture of ceramic and polymer with a lithium salt. And we figured out how to basically dry powder coat layers of electrodes and composite electrolytes to make a battery that is suitable for storage. Not for very high charge rates, not for very high energy densities, but very much suitable as a last mile storage solution for grid tied storage. A safe storage system in every home, in every building, that's grid tied that can stabilize the grid against intermittent sources of renewable energy like solar and wind.

Pavel Molchanov:

Right. Okay. I mean, that's a useful distinction. So your prediction is solid state will be commercialized more rapidly in the, what you define as the kind of classic storage market, versus automotive power, which is going to be further behind the curve. That's right. I believe we're after lower hanging fruit. We're not developing any new chemistries. We're not trying to make lithium metal anodes blocking dendrites, very high density silicon anodes that suffer from large displacement and swelling during charge or discharge. We really are focused on chemistries we know can cycle thousands of times, lithium iron phosphate, graphite anode, and we're basically trying to facilitate the production of a battery that has a good enough ionic connectivity for storage that can accommodate the cycling for longevity. Got it. Okay. That's a useful distinction. Before I ask some more questions, a reminder for everybody dialed in. If you would like to ask anything, please type it in using the Q&A function in Zoom. Okay, so we talked about the different demand drivers. I'd like to turn to the supply side of the equation and talk about your production. So first of all, where geographically is Dragonfly currently manufacturing its products?

Denis Phares:

Reno, Nevada.

Pavel Molchanov:

And so that's where the company is based. I suppose, the obvious question is the vast majority of the world batteries are made in low-cost manufacturing hubs, China or elsewhere in maybe Southeast Asia. Why are you making them domestically in the United States?

Denis Phares:

Well, I've always thought it's very important for the United States to manufacture, and I think innovation in manufacturing is critical to this country's future. And so that was a huge motivation to work on advanced manufacturing processes. And storage is going to be a huge part of our energy future, and therefore, manufacturing of lithium ion batteries is a very important place to start. And so that was a big motivation for the foundation of Dragonfly Energy. So given that, when the manufacturing process were being developed, there was a large focus on the ability to automate, to streamline, and to do things in a very low-cost fashion. So it's our belief that we're going to be able to manufacture domestically in a very cost-competitive manner. And it's going to be further enhanced by the fact that we can be vertically integrate it, even within the state of Nevada, where there is a lot of accessible lithium known to be in the ground. We currently have an MOU with Ioneer, a NASDAQ-listed company that is setting up shop a couple hundred miles south of us, the Rhyolite Ridge, for a longer-term supply of lithium. So we're very comfortable with our position and our ability to roll out the technology and get into mass production relatively soon.

Pavel Molchanov:

Got it. Okay, understood. Over the past year, we've seen supply chain complications of all kinds impacting the supply of, among other things, lithium ion batteries that includes manufacturing constraints, but it also includes the reality of high input costs, with lithium something like 600% more expensive versus two years ago. How have you as Dragonfly been managing all of these supply chain headwinds?

Denis Phares:

Well, look. Nobody's immune to those headwinds, but we've managed them extremely well. The first thing I'll say is the biggest concern over the last couple of years has actually been nickel and cobalt, as compared to lithium. We were not subject to any of the shortages pertaining to nickel and cobalt, which are present in automotive-type lithium-ion batteries. Now the price of lithium has also gone up, and I think it's important to note that lithium, by mass, is actually a relatively small part of the overall battery. We are able to absorb some of those costs. Maybe I will turn it over to John Marchetti to address those more quantitatively.

John Marchetti:

Sure. Thanks, Denis. I guess what I would say, Pablo, is, interestingly enough, the higher costs have actually been more prevalent for us on the shipping, logistics, those types of costs, as opposed to straight raw materials. We're fortunate in that we have long-standing relationships with the majority of our suppliers. We've actually locked pricing in through all of '22, so some of the variability more recently has not really impacted us all that much from a cost perspective. Also we have built a significant buffer inventory. We now hold upwards of six months of critical components, and that has become a significant calling card for us or benefit for us particularly with our OEM customers, who are relying on us being able to meet their consistent demand needs and their supply forecast. For us, it's been something that, as Denis mentioned, we certainly have had to deal with. We did actually raise prices earlier this year across the board to help offset some of those changes. Overall, I would say we've been far less impacted, because most of those raw material increases are indirect components as opposed to direct components.

Pavel Molchanov:

Okay. I have a few questions from the audience. The first one is, "What do you estimate your capital expenditures to be over the next two years?" Maybe in your response, if you can also talk about what you are allocating your CapEx for, the specific purposes.

John Marchetti:

Sure. Yeah. I think when you're looking at the CapEx for us, it broadly falls into two major buckets, right? The first is the continued expansion of our existing capacity, right, to add additional lines, if you will, to what we're doing today. The facility that we're in right now, a 99,000-square-foot facility in Reno, Nevada, today we've got what I like to call two and a half lines of manufacturing set up. The building itself has the capability for another four, so ultimately, we think we can do more than $500 million in revenue out of the existing footprint that we have. For us to establish a new manufacturing line is somewhere in the $7 million to $8 million range. As I'm looking out, particularly through the '23 timeframe, we do expect that we're likely to need somewhere in that let's call it seven to ten range for existing capacity expansion, if you will, and then obviously just some minor other expenditures. On the solid-state side, really where we are right now is the establishment of the pilot line. That's really the critical factor for us and, bluntly, why we're going through this process right now, in order to go public and raise some funds. Over the next 18 months or so, we would expect somewhere in the $15 million ... maybe as high as $20 million, depending on some of the things we may or may not do over the next 18 months ... for the establishment of the pilot line, which includes the dry room, so that we can, as well as finishing some of the work that we're doing in our own lab, be able to do the analysis that we need, particularly on the longevity and optimization side.

John Marchetti:

All in, you're looking at something in the let's call it $25 million to $30 million range over the next 18, 24 months. This is not a raise, if you will, or a process where we're expecting to raise all the funds we would need to go out and do a six-gigawatt factory or something along those lines. Our intent is to prove out the manufacturing processes around solid-state, prove out the longevity around solid-state, and at that point, we would likely come back to the market as a public company to raise the funds that we would need from a gigafactory perspective.

Pavel Molchanov:

Right. Then the second part of the question was how much cash do you anticipate having after the closing of the staff transaction?

John Marchetti:

Sure. We're fortunate again because of our background and being able to approach the market in a couple of different ways, because we not only had a history of revenue growth but profitable revenue growth, right? 2021 was our fourth straight year of profitability. We were able to take on some debt as part of it. From a funding perspective, the deal itself is fully funded, where we've got about $230 million of committed capital, if you will. We've got a $75 million senior secured line, there's a $5 million equity pipe, and then there's $150 million equity line of credit that's available to us post close. On top of that, there is the $130 million, give or take, that's in the cash and trust. Now, obviously we'll have to see how redemptions move out, but in terms of our capitalization and how we look at this on a longer-term perspective, we feel very comfortable with how we'll be coming out of the transaction, if you will, post [inaudible] in terms of capital available to us.

Denis Phares:

It's also notable that this week we announced a strategic investment of $15 million from Thor Industries, which is the world's largest RV manufacturer. That helps us in terms of validation and contributing to the capital that we'll have left.

Pavel Molchanov:

Right. As I recall, Thor is also one of your significant customers in the RV market, correct?

Denis Phares:

They are a significant customer, in that three of their brands are existing customers of ours. Keystone RV, Airstream and Tiffin are all customers of ours, but Thor actually has 17 subsidiaries. This actually expands our ability and access to their other subsidiaries.

Pavel Molchanov:

Okay. Another question from the audience. This one gets to something we touched on a little bit earlier, which is the advantage of lithium-ion battery versus traditional lead-acid. This particular question asks, "How does Dragonfly's lithium-ion battery compare to lead-acid for cold cranking amps, for example, in an RV application?"

John Marchetti:

That's a good question, actually, and there's a couple things I would say to that. First of all, you're not really getting the benefits of a lithium-ion battery if you are using it as a starting battery. We are very much focused on deep-cycle batteries. These are the batteries that are designed to basically run to empty and then charge up frequently. We do not market our batteries as starting batteries in their existing form right now. Now, specifically in terms of cold cranking amps, that is a terminology that is specific to lead-acid batteries, because its definition has to do with, at a certain temperature, how much amperage is delivered when the voltage falls to a critical level, typically around seven volts. For a lithium ion battery, that's not as relevant because the voltage just doesn't drop that low when it's delivering a large amount of current because of the fact that it's a much lower resistance device. So typically, what a lithium ion battery can deliver and what ours can deliver is limited by the battery management system. And that's something that we define, that we prescribe, and it is really very much optimized for deep cycle applications rather than cranking.

Pavel Molchanov:

Okay. Let me ask a few more questions and just a final reminder, if anybody has anything to ask, please type it in using the Q&A function in Zoom. I want to ask about kind of the regulatory dimension of this. You mentioned the issue of toxicity in lead acid as one of the solid points of pivoting to lithium ion. Are there jurisdictions where there are specific regulatory requirements for [inaudible] or commercial vehicle makers to phase out the use of lead acid batteries that they've historically done?

Denis Phares:

No, no. There's no regulation to phase out lead acid batteries. To the point of the previous question, lead acid batteries can be very useful for cranking, as one example, but in terms of regulatory requirements, lead acid batteries have some installation requirements that lithium ion batteries don't. For example, lead acid batteries need to be mounted in a vented compartment. That allows the possibility of mounting lithium batteries, it basically in any desired location that's suitable in the RV, and that's opened up a lot of storage possibilities for the aftermarket and for OEMs. So the RV industry is a self-regulating industry through the RBIA. The RBIA has an Electrical Standards and Codes committee that develops manufacturing requirements and recommendations for the installation of lead acid batteries and lithium batteries. Those don't necessarily coincide.

Pavel Molchanov:

Okay. Okay. Understood. Let me go back to the solid state product that you are developing your guidance or the financial target for '22 and '23 that you gave as part of the stack materials does not ascribe any credit to solid state revenue, correct?

Denis Phares:

Correct.

John Marchetti:

That is correct.

Pavel Molchanov:

So when investors think about the optionality of getting financial uplift from solid state, it would be 2024 or later. Is that kind of the time table?

John Marchetti:

That is correct. Yep. That is absolutely correct. As we've talked about, the goal is to have the pilot line established late this year, early next to start doing those, the first set of cells off the pilot line to be able to do the longevity testing, to be able to get those into potential customers hands, so they can do their own testing on those initial cells. And then the idea would be, assuming all of those timelines stay solid, then the expectation would be, we would start commercializing at some point in 2024.

Pavel Molchanov:

Got it. And while, obviously it's early days and you're not committing to any particular timetable, is it fair to say that you plan to manufacture solid state product also in the United States, presumably in Reno, where your existing products are made?

John Marchetti:

Very much so, yes. I mean, that's been really the goal early on. I mean, Denis Phares likes to remind everybody, he didn't choose Nevada by accident. There's quite a bit of lithium in the ground in the state. And so the goal would be to do that cell manufacturing that today we import those traditional LFP cells would be to be manufacturing those solid state cells right there in the Reno area as well.

Pavel Molchanov:

Okay. Just a last question. This one's a little bit of a housekeeping in relation to the stack. Can you just walk us through the anticipated timetable for reaching financial close on the SPAC transaction and Dragonfly becoming a public company?

John Marchetti:

Certainly. So we announced that we filed our…we certainly announced the business combination on May 16th. And we announced that we had our SEC S4 document filed just several weeks ago. So we're in that SEC review process now. We have had another bite at that apple, and I would expect, we've been fairly consistent in saying that we thought this deal would close in Q3 of '22, and we're still pretty confident in that timeline.

Pavel Molchanov:

All right. Well, Denis Phares and John, thank you for spending the time to walk us through the Dragonfly story. Appreciate everybody who dialed into the webinar. And if you have any further questions, please give us a call at Raymond James. Have a great rest of the day, take care.

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this communication, including statements as to the transactions contemplated by the business combination and related agreements, future results of operations and financial position, revenue and other metrics, planned products and services, business strategy and plans, objectives of management for future operations of Dragonfly, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors (some of which are beyond the control of Dragonfly or CNTQ) which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by CNTQ and its management, and Dragonfly and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: 1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement with respect to the business combination; 2) the outcome of any legal proceedings that may be instituted against Dragonfly, CNTQ, the combined company or others following the announcement of the business combination and the transactions contemplated thereby; 3) the inability to complete the business combination due to the failure to obtain approval of the stockholders of CNTQ or Dragonfly, or to satisfy other conditions to closing the business combination; 4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; 5) the ability to meet Nasdaq's listing standards following the consummation of the business combination; 6) the risk that the business combination disrupts current plans and operations of Dragonfly as a result of the announcement and consummation of the business combination; 7) the inability to recognize the anticipated benefits of the business combination; 8) ability of Dragonfly to successfully increase market penetration into its target markets; 9) the addressable markets that Dragonfly intends to target do not grow as expected; 10) the loss of any key executives; 11) the loss of any relationships with key suppliers including suppliers in China; 12) the loss of any relationships with key customers; 13) the inability to protect Dragonfly’s patents and other intellectual property; 14) the failure to successfully optimize solid state cells or to produce commercially viable solid state cells in a timely manner or at all, or to scale to mass production; 15) costs related to the business combination; 16) changes in applicable laws or regulations; 17) the possibility that Dragonfly or the combined company may be adversely affected by other economic, business and/or competitive factors; 18) Dragonfly’s estimates of its growth and projected financial results for 2022 and 2023 and meeting or satisfying the underlying assumptions with respect thereto; 19) the risk that the business combination may not be completed in a timely manner or at all, which may adversely affect the price of CNTQ’s securities; 20) the risk that the transaction may not be completed by CNTQ’s business combination deadline (as may be extended pursuant to CNTQ’s governing documents); 21) the impact of the novel coronavirus disease pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; 22) inability to complete the PIPE investment, the term loan and equity line (ChEF) in connection with the business combination; and 23) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in CNTQ’s Form S-1 (File Nos. 333-252449 and 333-253016), Annual Report on Form 10-K for the year ended December 31, 2021 and registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus and other documents filed by CNTQ from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither CNTQ nor Dragonfly gives any assurance that either CNTQ or Dragonfly or the combined company will achieve its expected results. Neither CNTQ nor Dragonfly undertakes any duty to update these forward-looking statements, except as otherwise required by law. For additional information, see “Risk Considerations” in the investor presentation, which will be provided in a Current Report on Form 8-K to be filed by CNTQ with the SEC and available at www.sec.gov.

Financial Information; Non-GAAP Measures

Certain financial information and data contained in this communication is unaudited and may not conform to Regulation S-X. Such information and data may not be included in, may be adjusted in or may be presented differently in the registration statement relating to the proposed business combination and the proxy statement/prospectus contained therein.

This communication also includes certain financial measures not presented in accordance with generally accepted accounting principles (“GAAP”) including, but not limited to, Adjusted EBITDA. These non-GAAP financial measures, and other measures that are calculated using these non-GAAP measures, are not measures of financial performance in accordance with GAAP and may exclude items that are significant in understanding and assessing Dragonfly’s financial results. Therefore, these measures should not be considered in isolation or as an alternative to net income, cash flows from operations or other measures of profitability, liquidity or performance under GAAP. You should be aware that Dragonfly’s presentation of these measures may not be comparable to similarly-titled measures used by other companies. Dragonfly believes these non-GAAP measures of financial results provide useful information to management and investors regarding certain financial and business trends relating to Dragonfly’s financial condition and results of operations. CNTQ and Dragonfly believe that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing Dragonfly’s financial measures with other similar companies, many of which present similar non-GAAP financial measures to investors. These non-GAAP financial measures are subject to inherent limitations as they reflect the exercise of judgments by management about which expense and income are excluded or included in determining these non-GAAP financial measures.

This communication may also include certain projections of non-GAAP financial measures. See ‘Use of Projections” below.

Use of Projections

This communication may contain financial forecasts of Dragonfly. Neither Dragonfly’s independent auditors, nor the independent registered public accounting firm of CNTQ, audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this communication, and accordingly, neither of them expressed an opinion or provided any other form of assurance with respect thereto for the purpose of this communication. These projections are forward-looking statements and should not be relied upon as being necessarily indicative of future results. The projected financial information contained in this communication constitutes forward-looking information. The assumptions and estimates underlying such projected financial information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. See “Forward-Looking Statements” above. Accordingly, there can be no assurance that the prospective results are indicative of future performance of Dragonfly or that actual results will not differ materially from the results presented in the prospective financial information contained in this communication. Actual results may differ materially from the results contemplated by the projected financial information contained in this communication. The inclusion of such information in this communication should not be regarded as a representation by any person that the results reflected in such projections will be achieved.

Additional Information and Where to Find It

This communication relates to a proposed transaction between CNTQ and Dragonfly. CNTQ has filed a registration statement on Form S-4 with the SEC, which includes a document that serves as a prospectus and proxy statement of CNTQ, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all CNTQ stockholders. CNTQ has also filed other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of CNTQ are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction because they contain important information about the proposed transaction.

Investors and security holders are able to obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by CNTQ through the website maintained by the SEC at www.sec.gov.

The documents filed by CNTQ with the SEC also may be obtained by contacting Chardan NexTech Acquisition 2 Corp. at 17 State Street, 21st Floor, New York, New York 10004, or by calling (646) 465-9001.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS COMMUNICATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Dragonfly, CNTQ and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from CNTQ’s shareholders in connection with the proposed business combination. A list of the names of such persons and information regarding their interests in the proposed business combination are contained in the proxy statement/prospectus. You may obtain free copies of these documents free of charge by directing a written request to CNTQ or Dragonfly. The definitive proxy statement will be mailed to CNTQ’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is and the information contained therein are not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.